Exhibit 99.3

ASSIGNMENT OF OFFTAKE AGREEMENT

RE:	LITHIUM OFFTAKE AGREEMENT BETWEEN LITHIUM AMERICAS (ARGENTINA) CORP. AND GENERAL MOTORS HOLDINGS LLC DATED FEBRUARY 16, 2023 (THE “AGREEMENT”)

1.

For an agreed consideration, with effect as of the date hereof, Lithium Americas Corp., a corporation organized and existing under the laws of British Columbia (the “Assignor”). hereby assigns all of its rights, title and interest in, and all of its obligations and liabilities under, the Agreement as “Supplier” (the “Assigned Interest”) to Lithium Nevada Corp., a corporation organized and existing under the laws of the State of Nevada (“Lithium Nevada”).

2.

Lithium Nevada accepts the foregoing transfer and assignment of the Assigned Interest and acknowledges and agrees that it assumes all rights, title and interest of the Assignor in, and all obligations and liabilities of the Assignor under, the Agreement and will observe and perform all of the terms, covenants and conditions contained in the Agreement to be observed and performed by the Assignor as of the date hereof.

3.	From the date hereof, all references to the “Supplier” in the Agreement shall hereafter be construed and understood to refer to Lithium Nevada.

4.

The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this assignment of the Assigned Interest (this “Assignment Agreement”) and to consummate the transactions contemplated hereby.

5.

Lithium Nevada (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment Agreement and to consummate the transactions contemplated hereby and to become the Supplier under the Agreement, (ii) from and after the date hereof, it shall be bound by the provisions of the Agreement as the Supplier thereunder and, to the extent of the Assigned Interest, shall have the obligations of the Supplier thereunder, (iii) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person (as defined in the Agreement) exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (iv) it has received a copy of the Agreement and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment Agreement and to purchase the Assigned Interest, and (v) it has, independently and without reliance upon any other Person (as defined in the Agreement) and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment Agreement and to acquire the Assigned Interest; and (b) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Agreement are required to be performed by it as the Supplier.

6.

This Assignment Agreement is governed by, and is to be interpreted, construed and enforced in accordance with, the laws of the State of New York, excluding the provisions of the United Nations Convention on Contracts for the International Sale of Goods and without regard to its conflict of laws principles.

7.

This Assignment Agreement may be executed in counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument.

DATED October 28, 2024

LITHIUM AMERICAS CORP.

By:	Signed “Pablo Mercado”
Name: Pablo Mercado
Title: Executive Vice President and Chief Financial Officer

LITHIUM NEVADA CORP.

By:	Signed “Pablo Mercado”
Name: Pablo Mercado
Title: Director & Treasurer

The assignment of the Agreement is hereby acknowledged and accepted by the undersigned.

GENERAL MOTORS HOLDINGS LLC

By:	Signed “Jeff Morrison”
Name: Jeff Morrison
Title: Senior Vice President, Global Purchasing and Supply Chain

[Signature Page to Assignment of Offtake Agreement]